VILLAGE SUPER MARKET, INC.
                          733 Mountain Avenue
                     Springfield, New Jersey 07081
                         Phone:  (973) 467-2200



                              April 10, 2009


H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-0404

     RE:       Village Super Market, Inc.
               Form 10-K for Fiscal year Ended July 26, 2008
               Filed October 8, 2008
               Proxy Statement on Schedule 14A
               Filed October 31, 2008
               File No. 001-33360

Dear Mr. Owings:

     Thank you for your comments regarding the above-referenced filings. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements. Set forth below are the Staff's comments followed by our responses:


Comment:

     Form 10-K for the Fiscal Year Ended July 26, 2008

     Annual Report to Shareholders

     Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

     1. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenue or income or result in your liquidity decreasing or increasing in any material way. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

          -    Economic or industry-wide factors relevant to your company,
          -    Material opportunities, challenges, and
          - Risk in short and long term and the actions you are taking to address them.

Refer to SEC Release No. 33-8350, available at http://www.sec.gov/rules/interp/ 33-8350.htm, and Item 303(a) of Regulation S-K.


Response:

     Historically, the Company has considered material trends and uncertainties in the Results of Operations, Liquidity and other sections of our Form 10-K.
In addition, the Company has, when applicable, discussed items affecting the quality and variability of earnings and cash flows, such as impairment charges and gains from the sale of assets, in the Results of Operations section. In response to the Staff's comment, beginning with our quarterly report on Form 10-Qfor the period ending April 25, 2009, the Company will expand the Overview section and include an Outlook section in Management's Discussion and Analysis of Financial Condition and Results of Operations to include additional discussion of known material trends and uncertainties, relevant economic and industry factors, opportunities, challenges and short and long term risks.

     We expect this discussion would vary each period depending on current circumstances, but could include the impact on the Company of current economic conditions, consumer confidence, competitive activity, situations unique to the supermarket industry, expansion opportunities, inflation trends, any items in the current period that affect the quality and variability of earnings and cash flows, risks and uncertainties. In addition to the above topics, below are samples of the types of items from past filings that may be topics for discussion in the Overview or Outlook sections in our future filings:

     - Sales were negatively impacted in the second half of fiscal 2008 by increased sale item penetration and trading down, as consumers appeared to be more cautious due to concerns about the economy and rising gas and food prices.
     - The distribution of economic stimulus checks during the fourth quarter of fiscal 2008 increased same store sales.
     - The supermarket business is highly competitive and characterized by narrow profit margins. Results of operations therefore may be materially adversely impacted by competitive pricing and promotional programs and competitor store openings.
     - The Company's stores are concentrated in New Jersey. We are vulnerable to economic downturns in New Jersey in addition to those that may affect the country as a whole. Economic conditions such as interest rates, energy costs and unemployment rates may adversely affect our sales.
     - Village has budgeted approximately $30 million for capital expenditures in fiscal 2009. Planned expenditures include construction costs and equipment for a replacement store in Washington, New Jersey and a new store in Marmora, New Jersey.
     - Construction of the Washington replacement store was delayed as the approvals obtained were contested by a third party. Construction began in September 2008 with an expected opening in spring 2009. The Company began construction of the replacement store in Washington, New Jersey, which is land leased, despite a pending appeal of the
          approvals received from the Township.   Management believes, based on
          an opinion obtained from a prominent land use attorney, there is only a slim possibility of the approvals obtained being overturned and the Company's expenditures and assets being at risk.
     - The Company maintains significant amounts of cash and cash equivalents at financial institutions that are in excess of federally insured limits. Given the current instability of financial institutions, the Company cannot be assured that we will not experience losses on these deposits. In addition, in the current environment, the Company cannot be assured that Village's $20 million revolving credit line will be available for borrowing, or that Village will be able to replace the credit line upon its expiration on September 16, 2009. We do not anticipate drawing on the credit line prior to its expiration, except for letters of credit to insure construction performance guarantees to municipalities.



Comment:

Proxy Statement on Schedule 14A

Executive Compensation, page 7

Compensation Discussion and Analysis, page 7

     2. We note that individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer's individual performance and/or individual contribution to the registrant's performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.


Response:

     As described on pages 7 and 8 of the proxy statement, as part of its annual review of executive compensation, the Compensation Committee considers several factors, including individual officer performance in determining compensation. The Compensation Committee review is not structured in a way that allocates specific weightings to elements of individual performance used to determine each form of compensation.

     In future filings, we will clearly state that the Committee's assessment of individual performance for purposes of setting salary, annual bonus and equity awards involve subjective qualitative assessments. Assuming the Committee does not change its process for setting compensation, we expect this disclosure would read substantially as follows:

     The Compensation Committee subjectively determines, without the use of performance targets, individual performance in the following areas: increased responsibilities, performance of departments under the executive's control, leadership, execution of strategic initiatives and decision making abilities.

     In the event compensation decisions are materially affected by a specific factor, the Company will disclose such factor and its affect on compensation.



Comment:

     3. Please tell us whether you use financial or other performance targets to determine salary increases, annual bonuses or equity awards. If so, please provide a quantitative discussion of the specific terms of the necessary targets to be achieved. Please disclose or, to the extend you believe disclosure of these financial and operational targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to
           Item 402(b). If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. See Item 402(b)(2)(v) of Regulation S-K. Further, please discuss any discretion that may be exercised in granting these increases, bonuses or awards absent attainment of the stated performance goals.


Response:

     The Compensation Committee does not use financial or other performance targets to determine salary increases, annual bonuses or equity awards. In future filings, the Company will change its description on pages 7 and 8 of the proxy statement to clarify that although financial performance of the Company is a factor in setting executive compensation, financial and other performance targets are not utilized.


The Company acknowledges that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     We appreciate your assistance in ensuring the Company provides appropriate disclosures in its public filings. Should you have any questions about the above responses, please feel free to contact the undersigned at (973) 467-2200.



                                     /s/ Kevin Begley


                                     Kevin Begley
                                     Chief Financial Officer


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